08030505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMELMAN & BAIRD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHEILA BAIRD 212-686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA PC
(Name – *if individual, state last, first, middle name*)

1 OLD COUNTRY ROAD SUITE 340 (Address) CARLE PLACE (City) NY (State) 11514 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

OATH OR AFFIRMATION

I, SHEILA BAIRD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMELMAN & BAIRD, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified In New York County
Commission Expires October 31, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC
TABLE OF CONTENTS
DECEMBER 31, 2007

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of

Kimelman & Baird, LLC

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2007, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 12, 2008

KIMELMAN & BAIRD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	683,754
Receivable from broker-dealers:		
Commissions		74,734
Receivable from non-customers		485,138
Prepaid expenses		28,429
Equipment, at cost (net of accumulated depreciation of $132,662)		7,618
Notes receivable - related parties		23,596
Restricted securities and warrants owned, at fair value (cost $99,188)		43,769
Security deposit		30,127
Other assets		13,976
Total assets	$	1,391,141

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$	189,742
Total liabilities		189,742
Commitments and contingencies		
Members' capital		1,201,399
Total liabilities and members' capital	$	1,391,141

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	918,853
Investment advisory fees		2,607,345
Interest and dividends		19,043
Research and other income		60,023
Fiduciary income		80,000
Loss on securities		(10,366)
		3,674,898
Expenses:		
Registered representatives' compensation		565,772
Clerical and administrative employee expenses, net of reimbursements		454,352
General partners' compensation		192,000
Communication costs		130,532
Occupancy costs		288,546
Promotional costs		171,603
Taxes other than income taxes		53,090
Profit sharing plan contribution		122,931
Office expenses		90,275
Insurance		121,808
Professional fees		61,074
Dues, subscriptions and research		63,384
Contributions		26,100
Other expenses		61,427
Error expense		29,920
Depreciation and amortization		18,192
Total expenses		2,451,006
Income before unincorporated business taxes		1,223,892
Unincorporated business taxes		59,441
Net income	$	1,164,451

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007, as reflected on Form X-17a-5	$	761,024
Net income		1,164,451
Distributions to members, net		(724,076)
Balance at December 31, 2007	$	1,201,399

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:	
Net income	$ 1,164,451
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	18,192
Loss on securities	10,366
(Increase) decrease in:	
Receivables from brokers or dealers	(22,363)
Receivables from non-customers	(207,909)
Prepaid expenses	(2,917)
Increase (decrease) in:	
Accounts payable and accrued expenses	18,619
Security deposit	(21,300)
Net cash provided by operating activities	957,139
Cash Flows From Investing Activities :	
Investment in treasury bills, net	107,250
Purchase of equipment	(7,749)
Net cash provided by investing activities	99,501
Cash Flows From Financing Activities :	
Distributions to members, net	(724,076)
Increase in cash	332,564
Cash at beginning of year	351,190
Cash at end of year	$ 683,754

Supplemental cash flow information:

Unincorporated business taxes paid	$ 40,881

See notes to financial statements.

Note A - ORGANIZATION

Kimelman & Baird, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New York limited liability company.

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At various times during the year the Company's bank balance exceeded federal deposit insurance coverage.

Investments

The Company's securities that are bought and held principally for the purpose of selling them in the near future are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

Property and improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. The results from application of this method do not differ materially from generally accepted accounting principles.

Securities Transactions

Commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and restricted securities owned are valued at fair value as determined by the Company's clearing broker-dealer.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Income Taxes

The Company is taxed as a partnership. No provision has been made for Federal, New York State or New York City income taxes since such taxes are the liability of the individual members. Provision has been made for New York City unincorporated business taxes.

Note C - NOTES RECEIVABLE

The Company has advanced $23,596 to IGENE Biotechnology, Inc. pursuant to a series of demand notes. A member of Kimelman & Baird, LLC is the Chairman of the Board of Directors of IGENE Biotechnology, Inc. In addition the Company is the owner of 1,082,704 shares of common stock of IGENE Biotechnology, Inc.

Note D - PROFIT SHARING PLAN

The Company covers all of its eligible employees with a profit sharing plan. Contributions to this plan are determined annually, at the discretion of the Company, subject to Internal Revenue Service guidelines.

For the year ended December 31, 2007 the Company incurred a cost of $122,931 with regard to this plan.

Note E - COMMITMENTS

The Company is obligated under an operating lease for office space as follows:

Years ending December 31,	
2008	$492,148
2009	492,148
2010	82,025
	$1,066,321

The lease contains an escalation clause with regard to real estate taxes and operating expenses.

The Company subleases space to a subtenant on a month to month basis. At December 31, 2007, the subtenant was being charged $15,060 per month.

Rent expense for 2007 amounted to $288,546, net of sublet income.

Note F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $568,746, which was $556,096 in excess of its required net capital of $12,650.

KIMELMAN & BAIRD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' capital	$ 1,201,399
Deductions for nonallowable assets:	
Restricted securities and warrants, at market	43,769
Receivables from non-customers	485,138
Notes receivable - related parties	23,596
Prepaid expenses	28,429
Equipment, net	7,618
Security deposit	30,127
Other assets	13,976
	632,653
Tentative net capital	568,746
Haircuts on securities	0
Undue concentration charge	0
Net capital	568,746
Minimum dollar net capital required	12,650
Excess net capital	$ 556,096
Reconciliation with Company's computation (included in Part II of Form x-17a-5 as of December 31, 2007)	
Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 588,907
Audit adjustments to record additional accruals	(20,161)
Net capital per above	$ 568,746
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 189,742
Total aggregate indebtedness	$ 189,742
Percentage of aggregate indebtedness to net capital	33%

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of

Kimelman & Baird, LLC

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC (the "Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of a significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 12, 2008

END